EXHIBIT 99.1

First Large-Scale CLARISOY™ Production Facility Scheduled to be Commissioned in Fourth Quarter

VANCOUVER, British Columbia, Sept. 06, 2016 (GLOBE NEWSWIRE) -- Burcon NutraScience Corporation (TSX:BU) (NASDAQ:BUR) (“Burcon”) announced today that, Archer Daniels Midland Company (NYSE:ADM), Burcon’s license and production partner for CLARISOY soy protein, has confirmed plans to achieve full commercial production of CLARISOY this year. ADM plans to begin commissioning the first large-scale CLARISOY production facility at its North American headquarters in Decatur, Illinois, during the fourth quarter of 2016.

“This is a truly significant milestone in the commercialization of CLARISOY,” said Johann Tergesen, Burcon’s president and chief operating officer, adding, “ADM is committing considerable resources to commercializing CLARISOY and is the ideal partner for such innovative proteins.  ADM’s line of CLARISOY soy proteins is truly on-trend to meet the demand by consumers for great-tasting, nutritionally enhanced products targeted to the ever growing number of health and wellness-minded consumers.”

About ADM

For more than a century, the people of Archer Daniels Midland Company (NYSE:ADM) have transformed crops into products that serve the vital needs of a growing world. Today, we’re one of the world’s largest agricultural processors and food ingredient providers, with more than 32,300 employees serving customers in more than 160 countries. With a global value chain that includes 428 crop procurement locations, 280 ingredient manufacturing facilities, 39 innovation centers and the world’s premier crop transportation network, we connect the harvest to the home, making products for food, animal feed, industrial and energy uses.

About Burcon NutraScience Corporation

Burcon NutraScience is a leader in developing functionally and nutritionally valuable plant- based proteins. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology.

Burcon’s CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems and excellent solubility and exceptionally clean flavor at any pH; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein® and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about the company, visit www.burcon.ca.

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward- looking statements or forward-looking information can be identified by words such as “anticipate,” “intend,” “plan,” “goal,” “project,” “estimate,” “expect,” “believe”, “future,” “likely,” “may,” “should,” “could”, “will” and similar references to future periods. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon’s plans and expectations include the actual results of business negotiations, marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled “Risk Factors” in Burcon’s annual information form dated June 27, 2016 filed with the Canadian securities administrators on www.sedar.com and contained in Burcon’s 20-F filed with the U.S. Securities and Exchange Commission on www.sec.gov. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and accordingly, investors should not rely on such statements.

CLARISOY™ is a trademark of Archer Daniels Midland Company.

Media & Industry Contact:
Michael Kirwan
Director, Corporate Development
Burcon NutraScience Corporation
Tel (604) 733-0896, Toll-free (888) 408-7960
mkirwan@burcon.ca
www.burcon.ca